Filed by Prosperity Bancshares, Inc.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: LegacyTexas

Financial Group, Inc.

Commission File Number: 001-34737

Prosperity Bancshares, Inc. participated in the Community Bank Investor Conference hosted by Keefe, Bruyette & Woods on July 30, 2019. A transcript of the discussion is included below.

Company Name: Prosperity Bancshares, Inc. (PB)

Event: 2019 KBW Community Bank Investor Conference

Date: July 30, 2019

<<Brady Gailey, Analyst, Keefe, Bruyette & Woods, Inc.>>

All right, we’ll keep rolling with our next presenter. We have Prosperity Bank out of Texas with a little over $30 billion in assets if you include their pending acquisition of LegacyTexas out of DFW. That acquisition was announced in a mid June. It’ll close by the end of the year. Prosperity has been very active in M&A over the years, but this is the first deal they have announced in the last few years. Today from the company we have Prosperity’s Chairman and CEO, David Zalman; President, Eddie Safady; Vice President IR, Cullen Zalman; and then from LegacyTexas, we have CEO, Kevin Hanigan; and CFO, Mays Davenport.

<<David Zalman, Senior Chairman of the Board and CEO>>

Thank you, Brady. I will go through at least some of our highlights of the second quarter. Net income of $82.2 million and earnings per share diluted of $1.18 for the three months ended June 30, assets of $22.3 billion, loans of $10.587 billion and deposits of $16.8 billion, our common equity tier 1 ratio was 16.59% with a leverage ratio of 10.67%, the asset quality was sound with recoveries exceeding charge offs for the second quarter, non-performing assets to average earning assets remain extremely low at 0.21% or $41.5 million for the second quarter, about 50% of that rest in just two credits, the efficiency ratio strong at 43.74%. We declared a cash dividend of $0.41 for the third quarter and we announced the signing of the definitive merger agreement with LegacyTexas Financial Group headquartered in Plano, Texas just north of Dallas.

This map here – I’m sorry, you can go back. The map shows you where we are with a strong presence in Texas and Oklahoma. I won’t read all of those bullet points, but we’re ranked number three in deposit market share in Texas. Texas and Oklahoma continue to benefit from strong growth and home of 54 Fortune 500 headquartered companies. We are shareholder driven with 4.9% fully-diluted inside ownership. And we have had a successful integration of 42 acquisitions over our life. Below that you can see the Prosperity Bank. We have 243 locations divided within nine different areas, the largest of those being in Houston with 65 locations. With the acquisition of Legacy, we will have their 42 and our 33 in that market before any consolidations, which will give us about 75 banks in the DFW market.

Here again the recently announced merger with LegacyTexas really in points. You can see the footprint on the left, the blue dots being those the LegacyTexas centered largely in Collin County. They will blend in nicely with the rest of our footprint. We are number one in the Houston market right now, regional banks in market share. On a pro forma deposit market share of Texas, if you scroll down and you’ll see right below, we will be a number two with 288 locations and deposits $22.3 billion. And on a pro forma deposit market share for Dallas/Fort Worth area, you can see again, we will be number two just right below Texas Capital Bancshares, which will give us a dominant presence in both the Houston and Dallas markets, which are two of the most dynamic markets in the country.

Balance sheet summary, if you drop down you see the ten year compounded annual growth rate of loans of 11.3% and deposits of 9% and assets of 9.6%. Net income, on the blue bar chart, you can see where that is exclusive of the purchase accounting adjustments and also on the bottom charts you can see where we have the loan discount accretion over the period of time. On the very bottom in the right side, you can see that that discount accretion is pretty much exhausted. But for the second quarter of 2019 as compared to second quarter 2018, you see an increase in core of $81.5 million.

Earnings per share, again, if you’ll look across there on our core EPS in the blue quarter-over-quarter – 2018 to 2019, I’m sorry, would be an increase from $1.11 to $1.17 per share, 10-year earnings per share compounded annual growth rate of 9.5%. Net interest margin, again in the blue, excluding purchase accounting adjustments, net interest margin, 3.14 for the second quarter of 2019.

This next chart is probably one of the most impressive on the efficiency ratio for a bank of our size. And you can go back all the way to the left side in 2008 where we were $9 billion in size. And yet our efficiency margin, efficiency ratio has continued to stay strong and even improved at 43.7 on a bank of $22.3 billion in total assets.

Return on average tangible common equity, follow the chart once again, and you can see even with a growth in equity are a very respectable 14.82%. Return on average assets, we are very proud of where that remains as the bank even continued to grow in 2019 for the second quarter [indiscernible] (0:06:20) we saw on average assets of 1.46%.

Deposit composition, again extremely favorable. If you look at our amount of non-interest bearing DDA, almost 34%, our total cost of deposits including our non-interest bearing is a low 0.62% and net of the non-interest bearing 0.93%. Total deposits at just under $17 billion.

Loan growth. We had a good second quarter. For the second quarter on an annualized basis we had about a 6.7% annualized loan growth. One thing to note in our bank, we have about 3 billion a year that pays off just in the normal course of business, so our conservative underwriting coupled with the attrition that just through the normal course of business and we were still able to enjoy a strong second quarter loan growth.

Our loan portfolio overview, you can see my category and over on the lower left hand side, if you see my area, you see Dallas/Fort Worth where we currently have about $1.3 billion in loans with the legacy acquisition that’s going to grow by another $7 billion excluding mortgage warehouse that’ll represent just under 50% of the bank’s total loans on a combined basis.

And that’s a great market for us to be centered in at this point in time. On the right-hand side, you can see the composition there as we are in fixed versus floating. The average life on that portfolio is just under three years, yield on loans right now it is 5.09%, a core yield of 5.04%.

Portfolio segment detail, I know a question often is on the commercial real estate side, very positive for us, owner occupied represents a 43% and on the energy, if you can look over to the right, you can see on the outside just outstanding balances, $367 million of which 74% is to servicers and the balance to producers. The quarter, right below there you can see the unfunded commitments and it’s almost split between servicers and producers.

Next slide is the Houston MSA and the CRA portfolio. Houston currently being our biggest market, $540 million of that is in owner occupied, which is 45%. So, our total CRE exposure in the Houston market is 1.2 billion. Asset quality, again, a great chart for us, very low NPAs loans in OREO at 0.39%. Again, 50% of that is in two credits one is a TDR that we feel very good about. And the other one frankly is just a residential mortgage, a large residential mortgage if any of you were looking.

Securities portfolio detail, very conservative, our average yearly cash flow is off of that bond book. We have about, it’s right under $2 billion a year just in cash flows that we can reinvest. And the good thing is we’re being able to reinvest that now in higher yielding loans, which should improve our net interest margin. And as we join forces with Legacy we can take greater advantage of that cash flow off the bond book and move that into loans and getting rate of some higher cost deposits which will also make a much stronger net interest margin on a consolidated basis.

Dividend history, over the last 15 years, you can see there’s a compounded annual growth rate of 12.6%. And this is one of Mr. Zalman’s favorite slides that if you had invested $100,000 in Prosperity’s IPO in November 1998, it would be worth $1.5 million today.

Next slide just shows our presence in the fast growing markets and you can see the top 10 fastest growing MSAs in the U.S. on the right hand side. We happen to be in four of those top five markets. Very attractive for future potential of the bank and even more so when we’re one bank.

Corporate relocations to Texas, I won’t bore you too much with that, but we have a very attractive business environment. No state income tax and business climate is very favorable. So we see more and more moving into our market.

The Houston market highlights, very strong franchise. We have 20 Fortune 500 companies. Houston is the fifth largest by population in the U.S.A. was seven million. The Port of Houston is first in the U S and international waterborne tonnage handled in second in total tonnage. Population is expected to grow 8% by 2024 and the employment growth at 1.7% annually through 2040.

The Dallas-Fort Worth Market highlights, read the bullet points there. That’s home of 24 Fortune 500 companies. It has the largest workforce of any MSA in Texas. And among the 13 largest metropolitan areas in the country, Dallas is ranked second in both the number of jobs added over the year and annual rate of job growth. That population is expected to grow 7.7% in the next five years.

The Austin market highlights again, quite a tech center, a tremendous amount of growth going in there with the major companies of Google and Facebook, Amazon, Oracle, and the like, ranked number one place to live in the U.S. For the 12 months ended May, Austin added 25,400 jobs, representing a growth rate of 2.4%. Its unemployment rate right now is a little below 2.5%. And that population growth is expected to be 9%.

And so with that we will stop and take your questions.

Q&A

<Q – Brady Gailey>: Legacies that grow faster than that, if you put the two companies together do you think that 5% has the opportunity to go higher?

<A – David Zalman>: Do you want to take that Kevin.

<A – Kevin Hanigan>: Yes thanks Brady. While we’ve grown faster you know we’ve had some 20% loan growth years. As you know over the last couple of years we’ve been closer to 6%. So it’s pretty close to what David and the Prosperity team had been growing. The way I think you should think about our first year together is as we’ve previously disclosed, there’s about $175 billion mark on our loan portfolio. Charged one for us is the Legacy is going to be the move those loans off the balance sheet. Call that roughly about $0.05 billion worth loans we’ll be moving out of the balance sheet. And if you think about us, we’ve grown about $0.5 billion a year or so.

So in year one if Prosperity was to grow roughly on par with what they grew in the second quarter, call it 6%, we’re roughly about the same size with us growing zero. So year one growth will look more closer to 3%, right, because of the runoff of our portfolio. And then I think depending upon where the economy stands, we’ll make some commentary about what will grow going forward from there. But based upon what we’ve had I’d say it’s closer to 6%.

<Q – Brady Gailey>: If you look at Prosperity in the second quarter, you bought back some stock, which was first time we saw you guys do a buyback in awhile, a little over 1% of the company. It looks like you repurchased that when the stock dipped after you announced the deal with Legacy. The stock is now back higher, as of today. So talk about your appetite for additional buybacks in the back half of this year?

<A – David Zalman>: You’re right, when the stock dropped to – we felt, it was unfairly, you just didn’t back as big. You didn’t say good enough, good things in your analysts. So anyway, when we did, I think a lot of – a number of analysts around thought that the bigger deals were not in favor. We felt that this was a really good deal. We still think it’s going to be very good. We think that we’re – we think that we’re underpriced right now.

I feel like our stock should be priced and maybe we’ll see more of that in the next year in the second quarter, third quarter as we improve the results, but it shouldn’t be around $75 or $80 in my opinion, minimum. And that we did buy, when it dropped around the $64, we couldn’t buy that first day. But immediately when we could, we started buying every day the maximum that we could buy.

And we continued to do that until the blackout period. Since the blackout period, we haven’t bought, I think we can start buying again, but we haven’t yet. We’re out there and when we did the deal, Kevin – we wanted to pay like about 25% in cash and Kevin wanted 10% cash. And so we set our own 15% in cash. So we traded with them at 67. So we felt like, what a deal, we can still get the – we can still put our cash to work and get it even cheaper than what we did the deal at. So if we see that the stock doesn’t hold up or pause, we’ll be back in there for sure.

<Q – Brady Gailey>: Any questions for Prosperity? I’ll ask a couple more. So, David, obviously a big acquisition with Legacy, you’re a very acquisitive company, when do you think you’ll be out looking at the next deal or are you already?

<A – David Zalman>: In our conference call, I said that we were looking – we were talking to probably two or three different banks at this size or bigger. And I said that, we felt that considering everything else, what makes us more valuable as a franchise or somebody were looking to buy us, to be one of the first and second or second in the market shares in both Houston and Dallas would really make us look a lot better.

So I think what we did there was the best deal. Having said that, I got a call from Jenny Demba at SunTrust and she said, what did you mean, if you’re trying to going to go out and do another deal, I said, that’s what we’re probably looking for some more deal. And I said, what do you think it? And of course, she said, I said, you know me better than my wife does sometimes, so she said, well, you probably just tried to keep everybody that you were talking to on the line.

I said, well, I think that’s true. We were trying to communicate to the people that we were talking to and maybe the deal didn’t go through with them, but it doesn’t mean that it wouldn’t go through. We feel really good with this merger that we’re doing. Kevin and Mays have been great, all of our people, usually when you – the two teams start meeting, we’ve done 42 transactions and I always say 40 of them were great. And usually you can tell when the people start meeting, it’s going to be good or not good. If it’s not good, some of your people start making comments, sending comments, that why do they go blah, blah, blah, like this and that.

And all of our people have just been static with everybody that they met at Legacy Bank and they say, they’re so smart and they have better software than we do. And so, right now, it looks really good so we can put our fields together quickly. I think that we have a very, very deep bench.

We had a very deep bench to begin with, but now you see Kevin is joining us as President and Mays going to be with strategy and they’ve got some really top people with below them, even in there. And I call their executive committee. And that they’re really – they’re just they’re fantastic and really helping us put this two together so we have a deep bench. And so I think that we have the capability to continue to grow and we want to build one of the premier banks in the state of Texas.

<Q – Brady Gailey>: So I’ve heard in the past year, you and Eddie talking, all the deals you’ve done have been in Texas and Oklahoma, but I think that you have thought about doing acquisitions to the north and kind of to the east, maybe southeast deals. Is that still something that you would consider? Maybe just talk about, which geographies you like kind of to the north or to the east?

<A – David Zalman>: Probably any state, we said California won’t let me in. They’ve got a wanted poster on the deal, so I can’t go there, but no, just kidding. Ideally, your first response would be in the locations that you’re in, which would be Texas and Oklahoma for sure, just because of the economies of scale, marketing that you already have, people knowing you and everything. But we’re not opposed – we’ve looked at deals that are continuous to the state of Texas and we’ve looked at deals that are skip the state over.

And so we’re hoping to it. It just for us to grow to grow is, we all own a lot of stock. To me growing to growing, just to say you’re bigger, that is meaningless. I’m looking at what kind of accretion that we can get at 63; I don’t want to start over. So we want to make deals that make sense, that are good for shareholders and increase the value. I’ve always said a lot of times people say, well, why risk anything? You guys have got a great deal going on. You’re making 1.4%, 1.5% return on assets, 15% return on tangible. Then why chance anything?

And I said, well, risk is sometimes there’s more risks in not doing taking risk. And I use the analogy that, when we were growing up, my mother took us to the Sears store, bought ours stuff going back to school clothes, you bought everything there. You never would’ve thought in your wildest imagination, it wouldn’t be a serious store, but you didn’t have Amazon then, you didn’t have Walmart now. So thanks change. You have to change with the times. And even though, sometimes you don’t want to take on certain risks, you’d have to take on a little bit of risk or you fall, you find yourself falling behind and irrelevant sometimes.

<Q – Brady Gailey>: Your company with Legacy is now I think $32 billion, $33 billion in assets. That’s a decent size. You’re probably not interested in doing $1 billion, $2 billion asset deals anymore. So what’s your targeted kind of range going forward on M&A asset?

<A – David Zalman>: I wouldn’t discount $1 billion or $2 billion deals. I mean, if they’re in our market, those are easy for us to do. We did a deal in Huston about a couple of years ago with traditions. And it again, it wasn’t very big at all, $600 million, $700 million within. I never even knew it was done. It was so seamless. And it’s been a great transaction for us. All of the people that we did are still with us and they really add it to our footprint and gave us – it just worked out real good.

So I would say it’s not necessarily the target that we’re looking at $1 billion to $2 billion, but again, it’s in market. If you tell me that we were going to go to another state to buy $1 billion or $2 billion bank, we probably wouldn’t do that. I mean, unless it was just a real contiguous and we have something very close to it. For the most part, I think the deals that we would be looking at are probably a little bit bigger deal, probably more on the size of this transaction probably.

<Q – Brady Gailey>: So maybe talk a little bit about your net interest margin. You may get a cut tomorrow on other one later on this year. How do you think your margin will hold up as we get rate cuts?

<A – David Zalman>: Well, let me talk about it, the way we are now and in the way we will be. If you took our bank just without the Legacy transaction, obviously, no rate increase for us, you would see our net interest margin jump pretty dramatically only because we have $9 billion in our bonds that are yielding 2.36%. So those would be repricing. You can see how beneficial that would be, you starting getting 3%, and then put the rest in bonds and loans. So that’s real beneficial to interest rates.

However, if interest rates went down 100 basis points, we would probably lose about 3 or 4 basis points on our net interest margin. And if interest rates went down 50 basis points, we would go down 2 basis points in the 6- and 12-month timeframe, but in the 24- and 36-month timeframe, our net interest margin would increase, not dramatically, but it would increase. So I gave you three scenarios.

But now having said all of that, when you combine us and Legacy together, our net interest margin should increase, unfortunately, had to drag them down. But it’ll increase because that where they have our cost of money, total cost of 62 basis points versus over 1%. And so we can use our money, our more reasonably cost money and put it into things, instead of going back to the bond portfolio at 3%. We can – they have a mortgage warehouse lending platform of $1 billion or so, we can pick up maybe more like 4.5%. So you can see the margin going from – going into a 75% loan-to-deposit ratio is just going to help completely with the net interest margin. So it should improve pretty good really.

<<Brady Gailey, Analyst, Keefe, Bruyette & Woods, Inc.>>

Any other questions for Prosperity? All right. Thanks you guys. Thank you.

<<David Zalman, Senior Chairman of the Board and CEO>>

Thank you.

Cautionary Notes on Forward Looking Statements

This communication contains statements which, to the extent they are not statements of historical fact, constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. These forward-looking statements may include information about Prosperity’s and LegacyTexas’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s or LegacyTexas’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and LegacyTexas’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s or LegacyTexas’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s or LegacyTexas’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement. The forward-looking statements are based on expectations and assumptions Prosperity and LegacyTexas currently believe to be valid. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, LegacyTexas or the combined company and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement, the outcome of any legal proceedings that may be instituted against Prosperity or LegacyTexas, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors generally, or specifically in the Dallas/Fort Worth area where LegacyTexas does a majority of its business and Prosperity has a significant presence, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Prosperity’s ability to complete the acquisition and integration of LegacyTexas successfully, and the dilution caused by Prosperity’s issuance of additional shares of its common stock in connection with the transaction. Each of Prosperity and LegacyTexas disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Prosperity, LegacyTexas and factors which could affect the forward-looking statements contained herein can be found in Prosperity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the SEC, and in LegacyTexas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of LegacyTexas into Prosperity, Prosperity will file with the SEC a registration statement on Form S-4 to register the shares of Prosperity Common Stock to be issued to the stockholders of LegacyTexas. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of LegacyTexas and Prosperity seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, LEGACYTEXAS AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 and documents filed with the SEC by LegacyTexas will be available free of charge by directing a request by telephone or mail to LegacyTexas Financial Group, Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, (972) 578-5000.

Participants in the Solicitation

Prosperity, LegacyTexas and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Prosperity and stockholders of LegacyTexas in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 14, 2019, and other documents filed by Prosperity with the SEC. Additional information about LegacyTexas and its directors and executive officers may be found in the definitive proxy statement of LegacyTexas relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 12, 2019, and other documents filed by LegacyTexas with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.